

02041521

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 0 2002
WASHINGTON, DC 164

(Mark one)

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2001

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to

Commission file number 1-9751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**CHAMPION ENTERPRISES, INC.
SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**CHAMPION ENTERPRISES, INC.
Suite 300, 2701 Cambridge Court
Auburn Hills, MI 48326**

The following financial statements and exhibits are filed as part of this annual report:

(a) Financial Statements of the Plan



SEC MAIL
RECEIVED
JUN 20 2002
WASH. D.C.
164

Schedules:

(b) Exhibits

Exhibit No.	Description
I	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC.
SAVINGS PLAN

Date: June 13, 2002

By: /s/ Richard P. Hevelhorst
Richard P. Hevelhorst
Member, Employee Benefits
Administration Committee

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Participants and Administrator of
Champion Enterprises, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Champion Enterprises, Inc. Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 12, 2002

Champion Enterprises, Inc. Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31, 2001		December 31, 2000	
Assets				
Interest-bearing cash	$ 78		$ 40	
Participant-directed investments				
Champion Enterprises, Inc. Common Stock	7,139	*	2,107	
Fidelity Magellan Fund	21,104	*	24,862	*
Fidelity Retirement Government Money Market Portfolio	14,248	*	12,722	*
Fidelity Managed Income Portfolio	11,678	*	10,579	*
Fidelity Contrafund	9,896	*	12,295	*
Fidelity Equity-Income Fund	8,296	*	8,764	*
Fidelity Intermediate Bond Fund	7,178	*	6,316	*
Fidelity Capital Appreciation Fund	4,359		4,612	*
Fidelity Asset Manager	1,778		1,849	
Fidelity Low-Priced Stock Fund	1,549		755	
Fidelity Diversified International Fund	1,283		1,395	
Fidelity Puritan Fund	1,251		994	
Fidelity Aggressive Growth Fund	333		-	
Fidelity Freedom 2000 Fund	187		-	
Fidelity Freedom 2010 Fund	147		-	
Fidelity Freedom 2020 Fund	127		-	
Fidelity Freedom 2030 Fund	109		-	
Fidelity Freedom 2040 Fund	15		-	
Fidelity Freedom Income Fund	12		-	
Loans to participants	4,136		4,280	
Total investments	94,825		91,530	
Receivables				
Participants' contributions	86		110	
Employer's contribution	37		48	
Loan repayments and interest	26		38	
Other	23		4	
Total receivables	172		200	
Total assets	95,075		91,770	
Liabilities				
Amounts to be refunded to participants (Note 3)	-		266	
Other liabilities	24		15	
Total liabilities	24		281	
Net assets available for benefits	$ 95,051		$ 91,489	

* Investment balance represents 5% or more of the Plan's net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)

	For the Year Ended December 31, 2001
Additions	
Additions to net assets attributed to:	
Contributions	
Participant	$ 7,984
Employer	3,344
Rollover	486
Total contributions	11,814
Investment income (loss)	
Interest and dividends	2,791
Net appreciation (depreciation) in fair value of investments	
Common stock	6,738
Mutual funds	(6,132)
	606
Net investment income	3,397
Total additions	15,211
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	11,521
Administrative and other fees	128
Total deductions	11,649
Net increase	3,562
Net assets available for benefits:	
Beginning of year	91,489
End of year	$ 95,051

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2001and 2000

Note 1 – Significant Accounting Policies

The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investments, other than loans to participants, are stated at fair value as determined by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan, and are based on quoted market prices. Loans to participants are stated at cost which approximates fair value. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 – Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the "Company" or "Plan Sponsor") on July 11, 1984 and became effective as of February 26, 1983. The Plan has been amended several times since inception. Most recently, the plan was amended effective, January 1, 2002, to reflect certain provisions of The Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2001and 2000

Note 2 – Plan Description, continued

In general, all hourly and salaried employees of the Company and its participating subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of one year of service.

Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the "IRC"), in an amount ranging from 1% to 17% of compensation. However, the IRC places annual limits on employee contributions to the Plan; the 2001 limit was $10,500. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans.

The Company and its participating subsidiaries make discretionary matching contributions. Currently, the Company's matching contributions are equal to 50% of participant contributions, up to the first 6% of compensation, and are invested in the funds selected by the participants.

All Company and participant contributions plus earnings thereon are 100% vested and nonforfeitable. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document.

Participants have the opportunity to change their investment selections at any time. Investment options available during the 2001 Plan year consisted of the following funds: Champion Enterprises, Inc. Common Stock Fund; Fidelity Magellan Fund; Fidelity Retirement Government Money Market Portfolio; Fidelity Managed Income Portfolio; Fidelity Contrafund; Fidelity Equity-Income Fund; Fidelity Intermediate Bond Fund; Fidelity Capital Appreciation Fund; Fidelity Asset Manager; Fidelity Low-Priced Stock Fund; Fidelity Diversified International Fund; Fidelity Puritan Fund; Fidelity Aggressive Growth Fund; and six Fidelity Freedom Funds.

Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant's account balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan.

While employed by the Company, participants may withdraw their savings from the Plan upon attaining age 59 ½. Prior to age 59 ½, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.

Note 2 – Plan Description, continued

Upon termination of employment, whether due to retirement, death, disability or any other cause, participants (or beneficiaries) may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.

Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 4). However, brokerage fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund earnings and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other fees.

Note 3 – Amounts to Be Refunded to Participants

Amounts to be refunded to participants at December 31, 2000 represent contributions made to the Plan during 2000 that were in excess of limits established by the IRC. Amounts were paid to the affected participants as taxable distributions during 2001. In addition, approximately $22,000 of employer contributions that were in excess of IRC limits were forfeited from the participants' accounts during 2001. These funds remained in the Plan and were used to reduce subsequent employer matching contributions. Current year participant and employer contributions to the Plan were within IRC limits; therefore, there were no amounts to be refunded to participants as of December 31, 2001.

Note 4 – Party-in-Interest Transactions

Various administrative expenses of the Plan were borne by the Plan Sponsor. Such amounts were not material for the year ended December 31, 2001.

The Plan invests in funds managed by affiliates of Fidelity and allows for investment in shares of the Company's common stock.

Note 5 – Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 – Tax Status of the Plan, continued

The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon (including appreciation) allocated to their accounts, until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.

Note 6 – Plan Termination

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as is determined by the Committee.

Note 7 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

(In thousands)	2001	2000
Net assets available for benefits per the financial statements	$ 95,051	$ 91,489
Amounts allocated to withdrawing participants	(4)	-
Net assets available for benefits per the Form 5500	$ 95,047	$ 91,489

Note 7 – Reconciliation of Financial Statements to Form 5500, continued

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

(In thousands)

Benefits paid to participants per the financial statements	$ 11,521
Add: Amounts allocated to withdrawing participants at December 31, 2001	4
Less: Amounts allocated to withdrawing participants at at December 31, 2000	-
Benefits paid to participants per Form 5500	$ 11,525

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

Champion Enterprises, Inc. Savings Plan
Schedule of Assets Held for Investment Purposes
Form 5500, Schedule H, Part IV, line 4i
December 31, 2001

Schedule A

Party-in-interest	Identity of issue, borrower, lessor, or similar party	Description of investment	Shares / units	Share or unit price	Current value (amounts in thousands)
*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	579,960	$ 12.31	$ 7,139
*	Fidelity Investments	Fidelity Magellan Fund	202,490	$ 104.22	21,104
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	14,248,253	$ 1.00	14,248
*	Fidelity Investments	Fidelity Managed Income Portfolio	11,678,388	$ 1.00	11,678
*	Fidelity Investments	Fidelity Contrafund	231,386	$ 42.77	9,896
*	Fidelity Investments	Fidelity Equity-Income Fund	170,098	$ 48.77	8,296
*	Fidelity Investments	Fidelity Intermediate Bond Fund	695,505	$ 10.32	7,178
*	Fidelity Investments	Fidelity Capital Appreciation Fund	212,116	$ 20.55	4,359
*	Fidelity Investments	Fidelity Asset Manager	114,728	$ 15.50	1,778
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	56,490	$ 27.42	1,549
*	Fidelity Investments	Fidelity Diversified International Fund	67,258	$ 19.08	1,283
*	Fidelity Investments	Fidelity Puritan Fund	70,823	$ 17.67	1,251
*	Fidelity Investments	Fidelity Aggressive Growth Fund	17,484	$ 19.02	333
*	Fidelity Investments	Fidelity Freedom 2000 Fund	16,263	$ 11.52	187
*	Fidelity Investments	Fidelity Freedom 2010 Fund	11,688	$ 12.61	147
*	Fidelity Investments	Fidelity Freedom 2020 Fund	10,071	$ 12.58	127
*	Fidelity Investments	Fidelity Freedom 2030 Fund	8,711	$ 12.56	109
*	Fidelity Investments	Fidelity Freedom 2040 Fund	2,079	$ 7.39	15
*	Fidelity Investments	Fidelity Freedom Income Fund	1,124	$ 10.93	12
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	8	$ 10.80	-
	Plan participants	Loans to participants - interest rates ranging from 6.75% - 11.90% and maturity dates ranging through January 2007			4,136
					$ 94,825

* Party is considered to be a party-in-interest to the Plan.

Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 1-9751) of Champion Enterprises, Inc., of our report dated June 12, 2002 relating to the financial statements of Champion Enterprises, Inc. Savings Plan, which appears in this Form 11-K.



Bloomfield Hills, Michigan
June 12, 2002